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C$ unless otherwise stated TSX/NYSE/PSE: MFC    SEHK: 945
For Immediate Release
April 22, 2021

Manulife announces intention to redeem Class 1 Series 21 Preferred Shares

Toronto - Manulife Financial Corporation (“Manulife”) today announced its intention to redeem all of its outstanding 17,000,000 Non-cumulative Rate Reset Class 1 Shares Series 21 (“Series 21 Preferred Shares”) for cash on June 19, 2021. The Series 21 Preferred Shares (TSX: MFC.PR.O) are redeemable at Manulife’s option on June 19, 2021, at a redemption price per Series 21 Preferred Share equal to C$25.00 for an aggregate total of C$425 million. Formal notice will be delivered to holders of Series 21 Preferred Shares in accordance with the terms outlined in the share provisions for the Series 21 Preferred Shares.

Separately from the redemption price, the final quarterly dividend of C$0.35 per Series 21 Preferred Share will be paid, subject to its declaration by the board of directors of Manulife, in the usual manner on June 19, 2021 to shareholders of record on May 18, 2021 or such other record date determined by the board. After the Series 21 Preferred Shares are redeemed, holders of Series 21 Preferred Shares will cease to be entitled to distributions of dividends and will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of December 31, 2020, we had $1.3 trillion (US$1.0 trillion) in assets under management and administration, and in the previous 12 months we made $31.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Odette Coleman Manulife 416-8196938 odette_coleman@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-346-6433 adrienne_oneill@manulife.com